Exhibit 99.1

KNOT Offshore Partners LP acquires Hedda Knutsen and completes $225 million loan refinancing

August 26, 2026

ABERDEEN, Scotland --(BUSINESS WIRE)

Hedda Knutsen acquisition

KNOT Offshore Partners LP (NYSE:KNOP) (“KNOP”, “we” or ”us”) announced today that its wholly owned subsidiary, KNOT Shuttle Tankers AS, has agreed to acquire Knutsen Canadian Chartering AS, the company that owns the shuttle tanker, Hedda Knutsen, from Knutsen NYK Offshore Tankers AS (the “Acquisition”).

The purchase price is $113.0 million, less $89.4 million of outstanding indebtedness, plus $0.8 million of capitalized fees related to the credit facility secured by the Hedda Knutsen. The initial cost of the Acquisition will therefore be approximately $24.4 million, and is subject to customary post-closing adjustments for working capital.

The Hedda Knutsen, a 154,000-deadweight ton DP2 Suezmax class shuttle tanker, was built by COSCO Shipping Heavy Industry and delivered in 2024. The vessel is operating in Brazil on a time charter with Petrobras, for which the current fixed period expires in November 2034, and for which the charterer holds an option for a further 5 years.

The Acquisition was approved by KNOP’s Board of Directors and independent Conflicts Committee, who were supported by an outside independent financial advisor and outside legal counsel.

$225 million loan refinancing completion

On August 7, 2026, KNOP’s subsidiaries that own the Tordis Knutsen, the Vigdis Knutsen (renamed by the current bareboat charterer as ‘Ametista Brazil’), the Lena Knutsen, the Anna Knutsen, and the Brasil Knutsen, entered into a new $225 million senior secured credit facility, with DNB Bank ASA as Agent on behalf of the lenders, in order to refinance their existing term loans in the amount of $225.8 million. The credit facility consists of a term loan repayable in 20 consecutive quarterly instalments, with a balloon payment of $111.1 million due at maturity in June 2031. The credit facility bears interest at a rate per annum equal to SOFR plus a margin of 1.65%. The credit facility is guaranteed by KNOP and secured by mortgages on the five vessels. The new senior secured credit facility refinances the previously existing term loans related to these vessels which were due to mature in September 2026. Closing of this senior secured credit facility took place on August 25, 2026.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of Brazil and the North Sea.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

KNOT Offshore Partners LP

Derek Lowe
Chief Executive Officer and Chief Financial Officer
Email: ir@knotoffshorepartners.com
Tel: +44 1224 618 420

Source: KNOT Offshore Partners LP